Contact

www.linkedin.com/in/
stephenwollwerth (LinkedIn)
3GatesFilms.com (Company)
wollwerthfilms.com/blog (Blog)

Top Skills

Documentaries
Video Production
Short Films

Stephen Wollwerth

CCO of ONEDOOR STUDIOS LLC Owner 3Gates Films LLC
Greater Sacramento

Summary

Experienced Owner with a demonstrated history of working in the media production industry. Skilled in Non-linear Editing, DaVinci Resolve, Transmedia Storytelling, Strong arts and design. Cinematographer and editor for national television docu-series , and feature film.

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Experience

Calculated Sequels
3 years 1 month

Executive Vice President Calculated Sequels
April 2022 - Present (3 years 1 month)

Executive Vice President Calculated Sequels
April 2022 - Present (3 years 1 month)

One Door Studios
President
May 2019 - Present (6 years)
Santa Barbara, California, United States

Cinematographer, Editor, and Co-Director of Development for motion picture and streaming series.

Calculated Development LLC
President
May 2019 - Present (6 years)
Santa Barbara, California, United States

A global motion picture franchise.

3GatesFilms
Owner, DP, Producer
2010 - Present (15 years)
Beaufort SC

Based in Folsom, CA. WollwerthFilms creates unique films for Corporate, Documentaries, Advertising and Arts, employing latest technologies.
Using drones for aerial cinematography with 4k capture.
*Editor and DP for national PBS Television Show
*Corporate Branding Short Films
*Public Works Education
*National TV Commercials
*Documentaries Domestic and International

Some clients include
Fox Sports
Mi6 Films
National Geographic
Beaufort Chamber of Commerce
Charleston Water System
Palmetto Ambulance
iCreateflix
Lightbridge Media

Capital Christian Center
2 years 1 month

Media Director
October 2016 - December 2017 (1 year 3 months)
Sacramento, California Area

Director of Video Production
December 2015 - December 2017 (2 years 1 month)
Sacramento, California Area

LightBridge
Director of Photography & Editor
July 2015 - July 2016 (1 year 1 month)

Editor for PBS "Healing Quest" 13th season nationally broadcast TV series.
Director of Photography
Motion Graphics And CGI.

iCreateFlix
Creative Director, Video production,
July 2014 - June 2015 (1 year)
Beaufort, South Carolina

Full creative responsibilities, for video production, video marketing and branding.
*Transmedia story telling
*High impact video production
*Implementing new technologies.

Praise Assembly of God
Media Director
June 2009 - June 2014 (5 years 1 month)

Media and Music Director.
Web development.

Education

North Central University